Time of Sale Information

Final Term Sheet

Filed Pursuant to Rule 433(d)

Registration Statement No. 333-179719-02

May 31, 2012

Issuer:	Tampa Electric Company
Principal Amount:	$300,000,000
Maturity:	June 15, 2042
Coupon:	4.100%
Initial Price to Public:	99.724%
Yield to Maturity:	4.116%
Spread to Benchmark Treasury:	+145 bps
Benchmark Treasury:	3.125%, due February 15, 2042
Benchmark Treasury Yield:	2.666%
Interest Payment Dates:	June 15 and December 15, commencing December 15, 2012
Redemption Provisions:
Optional Redemption:	Make-whole call at any time prior to December 15, 2041 at a discount rate of Treasury plus 25 bps and, thereafter, at par
Settlement:	T+3; June 5, 2012
Ratings* (Moody’s/S&P/Fitch):	A3 / BBB+ / A-
CUSIP:	875127BA9
Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC Mitsubishi UFJ Securities (USA), Inc. SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling BNY Mellon Capital Markets, LLC at 800-269-6864, Mitsubishi UFJ Securities (USA), Inc. at 877-649-6848, SunTrust Robinson Humphrey, Inc. at 800-685-4786 or Wells Fargo Securities, LLC at 800-326-5897.